Mail Stop 3561

September 25, 2009

Ms. Kathy Sheehan
Chief Executive and Chief Financial Officer
Art Design, Inc.
3636 S. Jason Street
Englewood, Colorado 80113

      Re: **Art Design, Inc.**
              Form 10-K for the Fiscal Year Ended December 31, 2008
              Filed March 27, 2009
              Forms 10-Q for the Quarterly Periods Ended March 31, 2009
              and June 30, 2009
              Filed May 21, 2009 and August 14, 2009
              File No. 000-52690

Dear Ms. Sheehan:

We have reviewed your filings and have the following comments. You should comply with the comments in all future filings, if applicable. Please confirm in writing that you will do so and also explain to us in sufficient detail how you intend to comply by providing us with your proposed revisions. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

General

1. Please apply the following comments regarding your Form 10-K to your Forms 10-Q for the quarterly periods ended March 31, 2009 and June 30, 2009 to the extent applicable.

Item 1A. Risk Factors, page 7

2. Your second risk factor on page eight states that you have never operated as a public company. Considering that your registration statement became effective in December 2006, please revise this risk factor to address your current experience as a public company. Alternatively, if you do not believe this continues to be a material risk, please delete the risk factor.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 15

3. In the third paragraph on page 17 you state that you believe you must generate $100,000 in revenue per year to operate at a break-even level. Considering that you generated revenue of $153,164 and had a net loss of $53,993 in 2008, please expand your disclosure to address how you determined your break-even revenue number. Please also discuss and revise your disclosure to address how your statement on page 17 that you must generate $100,000 in revenues per year to be profitable is consistent with your statement on page 19 that you estimate that you must generate $3,000 in sales per month to be profitable. As a related matter, your Form 10-Q for the period ended June 30, 2009 inconsistently states that you must generate $132,000 (page 13) and $200,000 (page 15) in revenue per year to break even. Further, your Form 10-Q for the period ended March 31, 2009 inconsistently states that you must generate $36,000 (page 12) and $200,000 (page 14) in revenue per year to break even and $16,000 in sales per month (page 12) to be profitable. In your response to this comment, please clarify which numbers are accurate.

4. We note your statement in the fourth paragraph on page 17 that you expect to incur losses in future periods because of insufficient revenues. In light of this, please revise your discussion as appropriate to address how this statement is consistent with your disclosure in the last paragraph on page 17 that you believe your capital is sufficient because you can attract sufficient product sales and services to become profitable, and your statement in the third paragraph on page 18 that you plan to break even or operate at a profit over the next twelve months.

Liquidity and Capital Resources, page 17

5. Please expand this section to discuss known material trends and uncertainties that will have, or are reasonably likely to have, a material impact on your revenues or income or result in your liquidity decreasing or increasing in any material way. For example, we note your statement on page 18 that your business activity is closely tied to the economy. In light of current economic conditions throughout the United States, discuss whether you expect this trend to continue and how it may impact your plans, your available liquidity, or any other factors. See Item 303 of Regulation S-K, and SEC Release No. 33-8350 (December 19, 2003) available at www.sec.gov.

Plan of Operation, page 18

6. You indicate here that you have no plans to expand into other locations or areas, however, your risk factor disclosure on page 9 discusses the risks associated with your strategy to grow and expand your business. Please either revise the discussion here to address your expansion plans or remove the risk factor.

Item 9A(T). Controls and Procedures, page 32

7. We note your indication that a comment from the staff has led you to conclude that your failure to provide your report on internal control over financial reporting meant that your disclosure controls and procedures were not effective as of December 31, 2008. Considering the staff's letter addressed your Form 10-K for the period ended December 31, 2007, it is unclear why you have determined that your disclosure controls and procedures continue to be ineffective as of December 31, 2008. Please explain why you believe that your disclosure controls and procedures are ineffective as of December 31, 2008 and what steps you are taking to remedy this problem. Further, in light of your determination of the ineffectiveness of your disclosure controls and procedures. please tell us how management determined that your internal controls over financial reporting were not also ineffective for the same period.

Item 10. Directors, Executive Officers, and Corporate Governance, page 34

8. Please disclose whether you have adopted a code of ethics, and if not, explain why you have not done so. Refer to Item 406 of Regulation S-K.

Item 12. Security Ownership of Certain Beneficial Owners and Management…, page 36

9. Disclose, by footnote or otherwise, the natural person(s) who control Sanders Huttner Partnership. If any of the entities listed are public entities, majority-owned subsidiaries of public entities or registered investment companies, please

disclose this by way of footnote. Refer to Question 140.02 of our Regulation S-K
Compliance and Disclosure Interpretations located at our web-site, www.sec.gov.

Item 15. Exhibits Financial Statement Schedules

10. You indicate that you have filed a list of your subsidiaries as Exhibit 21.1, but no
exhibit is attached to your filing and it does not appear that you previously filed
the exhibit. Please revise or advise. Refer to Item 601(b)(21) of Regulation S-K.

11. Please file as an exhibit the agreement representing the note payable to Mr. Todd
Sheehan. Refer to Item 601(b)(10) of Regulation S-K.

Signatures

12. Please revise your signature certification language to use the language from Form
10-K. The language you have used for both the registrant's and the officers' and
directors' signatures is inaccurate.

Exhibit 31.1 Certification of CEO/CFO Pursuant to Section 302

13. Your certification should appear exactly as set forth in Item 601(b)(31) of
Regulation S-K. In this regard, we note that you have made several alterations to
the certification filed with your Form 10-K, as well as the certifications filed with
your Forms 10-Q for the quarterly periods ended March 31, 2009 and June 30,
2009. Please revise.

Form 10-Q for the Quarterly Period Ended March 31, 2009

Item 4T. Controls and Procedures, page 16

14. You state on page 16, and on page 16 of your Form 10-Q for the quarterly period
ended June 30, 2009, that your Chief Executive and Chief Financial Officer
concluded that your disclosure controls and procedures are effective to ensure that
information that is required to be disclosed in your reports filed under the
Exchange Act is recorded, processed, summarized and reported within the
required time periods. Please revise to clarify, if true, that your Chief Executive
and Chief Financial Officer concluded that your disclosure controls and
procedures are also effective to ensure that information required to be disclosed in
the reports that you file or submit under the Exchange Act is accumulated and
communicated to your management, including your principal executive and
principal financial officer, to allow timely decisions regarding required disclosure.
Refer to Exchange Act Rule 13a-15(e). Alternatively, you may simply state that
the officers concluded that your disclosure controls and procedures are effective.

Exhibit 31.1 Certification of CEO/CFO Pursuant to Section 302

15. Please remove the certifier's title from the opening sentence of your certification.

Form 10-Q for the Quarterly Period Ended June 30, 2009

Item 2A. Management's Discussion and Analysis and Plan of Operation, page 11

Results of Operations, page 11

16. Management's Discussion and Analysis should not be a recitation of your
financial statements in narrative form. We note as an example your lack of
discussion on page 12 for the reasons behind the decrease in your operating
expenses for the three and six months ended June 30, 2009 versus the three and
six months ended June 30, 2008. As an additional example, we note your lack of
discussion regarding your increase in cost of goods sold as a percentage of sales-
net of returns for the same time periods. Please revise. Refer to SEC Release No.
33-8350 (December 19, 2003) available on our website at www.sec.gov.

Item 1A. Risk Factors, page 17

17. Your last risk factor on page 18 states that two clients accounted for 62% of your
revenues in 2008 and 52% of your revenues in 2007. In contrast, pages six and
eight of your 10-K for the fiscal year ended December 31, 2008 states that one
client accounted for approximately 95% of your revenues in 2008 and four clients
accounted for approximately 61% of your revenues in 2007. Please revise or
advise.

Exhibit 31.1 Certification of CEO/CFO Pursuant to Section 302

18. Please remove the statement in the opening sentence of your CEO/CFO's
certification indicating that the certification is being made on behalf of the
company.

*   *   *

Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please furnish a letter that keys your responses to our
comments and provides any requested information. Detailed letters greatly facilitate our
review. Please understand that we may have additional comments after reviewing your
responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filings to be certain that the filings include all information required
under the Securities Exchange Act of 1934 and that they have provided all information

investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the adequacy and accuracy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Chris Chase, Staff Attorney, at (202) 551-3485 or Mara Ransom, Legal Branch Chief, at (202) 551-3264 if you have questions regarding the comments issued. Please contact me at (202) 551-3725 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director